SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. held on

January 31, 2018, drawn up in summary form

1.            Date, time and venue: On January 31, 2018, starting at 5:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.            Call and Attendance: Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Vicente Falconi Campos, Roberto Moses Thompson Motta, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Cecília Sicupira, Alvaro Antonio Cardoso de Souza, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Milton Seligman.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors:

4.1          Nomination of Executive Officer. According to Section 21, letter d, of the Company’s Bylaws, to approve, effective as of February 1st, 2018, the replacement of the current Premium and High End Executive Officer, Mr. Cassiano De Stefano, by Mr. Daniel Concenzo, Brazilian citizen, manager, bearer of the identity card RG No. 09.896.807-6 IFP/RJ and enrolled with the Individual Taxpayers’ Registry under No. 029.453.467-96, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor.  The new executive officer will be sworn into his respective position on February 1st, 2018, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers, and the term of his mandate shall expire on May 11th, 2019.

4.1.1       New Board of Executive Officers Composition. In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the following composition as of February 1st, 2018: (i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Ricardo Rittes de Oliveira Silva, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Ricardo Morais Pereira de Melo, as “Sales Executive Officer”; (iv) Mr. Fernando Dias Soares, as “Soft Drinks Executive Officer”; (v) Mr. Maurício Nogueira Soufen, as “Industrial and Logistics Executive Officer”; (vi) Mr. Pedro de Abreu Mariani, as “General Counsel and Corporate Affairs Executive Officer”; (vii) Mr. Daniel Cocenzo, as “Premium and High End Executive Officer”; (viii) Mr. Fabio Vieira Kapitanovas, as “People and Management Executive Officer”; (ix) Ms. Paula Nogueira Lindenberg, as “Marketing Executive Officer”; (x) Mr. Marcelo Guimarães Tardin as “Shared Services and Information Technology Executive Officer”; and (xi) Mr. Rodrigo Figueiredo de Souza as “Supply Executive Officer”.

4.2          Nomination of Executive Officer. According to Section 21, letter d, of the Company’s Bylaws, to approve, effective as of April 1st, 2018, the replacement of the current Shared Services and Information Technology Executive Officer, Mr. Marcelo Guimarães Tardin, by Mr. Fernando Maffessoni, Brazilian citizen, manager, bearer of the identity card RG No. 20.402.906-82 SSP/RS and enrolled with the Individual Taxpayers’ Registry under No. 928.806.140-15, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor.  The new executive officer will be sworn into his respective position on April 1st, 2018, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers, and the term of his mandate shall expire on May 11th, 2019. The Directors also approved to register the votes of gratitude for the relevant services rendered by Mr. Fernando Maffessoni to the Company.

4.2.1       New Board of Executive Officers Composition. In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the following composition as of April 1st, 2018: (i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Ricardo Rittes de Oliveira Silva, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Ricardo Morais Pereira de Melo, as “Sales Executive Officer”; (iv) Mr. Fernando Dias Soares, as “Soft Drinks Executive Officer”; (v) Mr. Maurício Nogueira Soufen, as “Industrial and Logistics Executive Officer”; (vi) Mr. Pedro de Abreu Mariani, as “General Counsel and Corporate Affairs Executive Officer”; (vii) Mr. Daniel Cocenzo, as “Premium and High End Executive Officer”; (viii) Mr. Fabio Vieira Kapitanovas, as “People and Management Executive Officer”; (ix) Ms. Paula Nogueira Lindenberg, as “Marketing Executive Officer”; (x) Mr. Fernando Maffessoni as “Shared Services and Information Technology Executive Officer”; and (xi) Mr. Rodrigo Figueiredo de Souza as “Supply Executive Officer”.

5.             Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, January 31, 2018.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Roberto Moses Thompson Motta	/s/ Vicente Falconi Campos

/s/ José Heitor Attilio Gracioso	/s/ Alvaro Antonio Cardoso de Souza

/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Milton Seligman	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer